November 7, 2007

Mail Stop 4561

David M. Grimm
General Counsel
Forestar Real Estate Group LLC
1300 MoPac Expressway South
Austin, Texas  78746

      Re:	Forestar Real Estate Group LLC
		Amended Registration Statement on Form 10
      Filed October 24, 2007
		File No.  001-33662

Dear Mr. Grimm:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Forma Financial Information, page 48

1. We note your response to comment 3; please additionally provide us with the following information:
* Which party can renew the agreement
* When and how the agreement can be terminated and by whom
* What consideration, if any, is due upon renewal
* If any depreciation expense is included in the G&A pro forma adjustment
* How you determined that your interest in the aircraft should be depreciated over the estimated useful life of the aircraft even though the agreement is only for two years

2. We also note that the agreement with Temple-Inland regarding the corporate aircraft has a two-year term. Please tell us how you would account for the aircraft if you were to terminate the agreement after two years. We may have further comment.

Combined and Consolidated Statements of Cash Flows, page F-5

3. We note your response to comment 4; however, we do not understand what "other changes in real estate" represents. Please explain.

Note 1 - Summary of Significant Accounting Policies

Revenue, page F-10

4. We note your responses to comments 5 and 6. You state that you considered SFAS 19 when determining how to account for your mineral leases; however, it does not appear that you applied the guidance in
SFAS 19. Please tell us how you determined that your oil and gas activities are not within the scope of SFAS 19. On page 42 of your filing you state the following, "Although we lease certain portions of these oil and gas mineral interests to companies for the exploration and production of oil and gas, we neither engage in any such exploratory or extractive activities nor do we estimate or maintain oil or gas reserve information related to our mineral interests;" however, paragraph 1 of SFAS 19 states that oil and gas producing activities of a business enterprise include activities that involve the acquisition of mineral interests in properties.
Please
explain.

*     *     *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Jessica Barberich at 202-551-3782 or Dan Gordon, Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief


cc:	Stephen W. Hamilton, Esq.
	Skadden, Arps
David M. Grimm
Forestar Real Estate Group LLC
November 7, 2007
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